UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2026

Commission File Number: 001-39880

LUXEXPERIENCE B.V.

(formerly MYT Netherlands Parent B.V.)

(Exact name of registrant as specified in its charter)

Einsteinring 9

85609 Aschheim/Munich

Germany

+49 89 127695-614

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On February 12, 2026, LuxExperience B.V. (the “Company”) issued an amended interim report for the three and six-month periods ended December 31, 2025 and an amended Q2 fiscal year 2026 Earnings Press Release which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. This Amendment No. 1 to Form 6-K (this “Amendment” or “Form 6-K/A) amends the weighted average ordinary shares outstanding (basic and diluted) for the three months ended December 31, 2025 from 87.2 million shares to 140.1 million shares and for the six months ended December 31, 2025 from 87.2 million shares to 139.9 million shares, including related adjustments to basic and diluted earnings per share. The information in this Form 6-K/A, including Exhibits 99.1 and 99.2, furnished in this report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the SEC shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

Exhibit No.	Description

99.1	Interim Report for the Three and Six Months Ended December 31, 2025
99.2	Q2 fiscal year 2026 Earnings Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LuxExperience B.V.

By:	/s/ Dr. Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: February 12, 2026